Room 4561

July 18, 2006

Mr. Keith Schneck
Executive Vice President and Chief Financial Officer
Neoware, Inc.
3200 Horizon Drive
King of Prussia, PA 19406

> **Re: Neoware, Inc.**
> **Form 8-K Filed April 27, 2006**
> **File No. 000-21240**

Dear Mr. Schneck:

We have reviewed your response letter dated June 9, 2006 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed April 27, 2006

1.   We note your response to prior comment number 3 from our letter dated May 23, 2006. Your reasons for including the non-GAAP measures, which are identified in your response to 3 a., should be included within the context of your press releases. However, please note that it would not appear appropriate to disclose that your non-GAAP measures "allow more meaningful comparison against the operating performance of other companies" as you note in 3 b. that non-GAAP measures used by other companies may differ.

2.	Your proposed disclosure indicates that charges for amortization of acquired intangible assets and stock-based compensation are excluded because they are not considered part of your "ongoing operating results". Please explain your basis for concluding that these costs are not part of your ongoing business. In this regard, it is unclear why these excluded items should not be considered in assessing your performance as they appear to be recurring and integral to your performance. For example, it is unclear why you believe the exclusion of recurring charges relating to the amortization of acquired intangible is not part of your ongoing operating results when certain of the intangible assets you are amortizing are integral to your revenue generating activities. Similarly, it is unclear why excluding stock-based compensation is appropriate considering that offering employees equity instruments appears to be a key performance incentive.

3.	Your response to prior comment number 4 indicates that you are using the measures as measures of both operating performance and liquidity. If your non-GAAP measures are intended to be measures of liquidity, it appears that the measures should be reconciled to GAAP cash flow from operations. Please clarify and explain to us why the measure is reconciled to GAAP net income and other P&L items if your intention is to present this as a liquidity measure.

4.	We have reviewed your response to prior comment number 7 regarding the non-GAAP statement of operations. We continue to have the concerns previously expressed over how investors might view that information due to the format in which it's been presented. Consequently, we believe it should be removed. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and Question 8 of the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or Marc Thomas, Senior Staff Accountant, at (202) 551-3452 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief